   Exhibit 99.5

Earnings Call

Infosys Earnings Call Q1 FY2021

July 15, 2020

CORPORATE PARTICIPANTS:

Salil Parekh
Chief Executive Officer & Managing Director

Pravin Rao
Chief Operating Officer and Whole-time Director

Nilanjan Roy
Chief Financial Officer

Sandeep Mahindroo
Financial Controller and Head – Investor Relations

ANALYSTS

Keith Bachman

Bank of Montreal

Diviya Nagarajan

UBS

Edward Caso

Wells Fargo

Bryan Bergin

Cowen

Parag Gupta

Morgan Stanley

Moshe Katri

Wedbush

Sudheer Guntupalli

Motilal Oswal Financial

James Friedman

Susquehanna

Ankur Rudra

JP Morgan

Rod Bourgeois

DeepDive Equity

Moderator

Ladies and gentlemen good day and welcome to the Infosys earnings conference call. As a reminder all participant lines will be in the listen-only mode, and there will an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing “*” and “0” on your touch tone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you Sir!

Sandeep Mahindroo

Hello everyone and welcome to Infosys earnings call to discuss Q1 FY2021 financial results. This is Sandeep from the Investor Relations team in Bengaluru. Joining us today on this call is CEO & MD - Mr. Salil Parekh, COO - Mr. Pravin Rao, CFO - Mr. Nilanjan Roy, along with other members of the senior management team. We will start the call with some remarks on the performance of the company by Salil, Pravin and Nilanjan before opening up the call for questions. Please note that anything which we say which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov. I would now like to pass it on to Salil.

Salil Parekh

Thank you, Sandeep. Good evening and good morning to everyone on the call. I trust each of you and your loved ones are safe and healthy.

We have had an exceptionally good quarter in our first quarter of this financial year. I am extremely proud of what we have achieved as a team. The results for Q1 were strong across multiple dimensions - revenues, continued differentiation in our digital offerings, large deal wins, operating margins, collections & cash flows and reduction in employee attrition.

Let me share with you some highlights:

•	Our revenues grew at 1.5% YoY in constant currency terms.

•	Digital revenue grew at 25.5% YoY in constant currency and now accounts for 44.5% of our revenues.
•	We delivered 22.7% operating margin which is an expansion of 220 basis points YoY and 160 basis points sequentially. This was achieved after rewarding our employees with a higher variable pay. Our employees have displayed incredible dedication & resilience and have been an integral part of our Q1 performance.
•	Large deal wins were at $1.74 bn for the quarter.

•	Large deal pipeline has improved over the past three months as clients look at expanding engagements with us due to their trust in us and our exemplary service delivery in the crisis.
•	Voluntary attrition in IT services is down to 11.7%

•	Increased focus on collections yielded results and this was evident in our operating cash flow of $783 mn for the quarter.
•	Our balance sheet remains strong with cash and investments position at $3.8 bn with no debt.

I am also happy to report that yesterday we announced a landmark digital transformation engagement with Vanguard. We will partner with Vanguard to drive the digital transformation of their record-keeping services onto a cloud-based platform. Coupled with our strong Q1 results, this gives us a powerful foundation for the rest of year.

While achieving these outstanding results in Q1, our focus and attention has been on the well being of our employee and highest level of service delivery for our clients.

We have focused on the safety and hygiene of the environment in our office locations and also leverage our technology infrastructure to enable 99% of about 240,000 employees across 46 countries to work from home. For our clients, we have ensured the highest level of service. The extensive digital investments we have made over the past several years enable us to operate with tremendous stability and combat uncertainty with resilience. This is serving to increase the trust that our clients have in us.

We reoriented our clients focus with speed to their new and emerging needs – cloud and digital, cost efficiency & automation and consolidation discussions. Our investment in localization in the U.S. over the past several years resulting in six digital centers, college hiring and a majority of our U.S. workforce being local, helped us to better manage the evolving visa regulations in the US. Our business model is more resilient as we look ahead.

We have put in place a comprehensive cost and cash management program as the crisis started and it has provided us significant benefits and will form the basis of our operating approach for this financial year.

We remain committed to support the communities we live and work in. In India we have provided medical support, food supplies, technology support and contact tracing for government agencies. We are also providing medical and contact tracing support in the U.S. and the UK and to different government bodies.

Notwithstanding the large stimulus programs in the U.S. and Europe, there are still economic uncertainties in those markets as there are still emerging medical scenarios. There are also emerging medical outcomes in India that are not fully known. However, with what we have learnt in Q1 and ongoing strong client connects, we feel the strength of our franchise is coming through clearly and with that we will reinstate our guidance.

For the full financial year, our revenue growth guidance is 0% to 2% YoY in constant currency. Our operating margin guidance for the full year is 21% to 23%.

With our continued attention to client needs, employee well-being, cost and cash focus and strong client reaffirmation, I am more convinced now that we will emerge stronger from this crisis.

With that, let me hand over to Pravin. Thank you.

Pravin Rao

Thank you, Salil. Hello everyone.

The pandemic has created an unprecedented impact on the global economy and the way businesses function. At Infosys, our primary focus has been on employee safety and client continuity.

Thanks to our evolved BCP methods, we have been able to respond well to this situation through multiple measures for employees like enabling work from home for our global workforce, health and safety measures, evacuation of stranded employees, enhanced support, remote engagement, overnight policy changes and extended communication.

On the client side as well, we responded very swiftly in enabling them to run their operations seamlessly, which is visible in our strong and resilient Q1 performance, which I will now touch upon. Clients have recognized us for the speed, security and effectiveness of our remote enablement efforts.

Our steps on supply enablement and client centricity led to a lower impact of COVID on Q1 compared to what we were expecting at the start of the year. Despite the COVID related challenges, we registered 1.5% YoY revenue growth in constant currency terms in Q1. Financial Services, Hi-Tech, Life Sciences and Healthcare segments witnessed positive growth on a year on year basis while Communications, Manufacturing and Energy, Utilities, Resources & Services segments were flattish. Retail segment saw weakness as expected. Geography wise, Europe grew by 4.4% YoY in constant currency while North America remained stable.

As expected, utilization in Q1 was lower. However, onsite utilization remained steady for Q1 after a drop in the early part of the quarter. This was due to our extended focus on cost optimization and hiring freeze. Onsite and offshore effort mix deteriorated slightly from Q4 but was better than Q1 FY20 by 70 bps.

Only 10% of the revenue impact in Q1 FY21 was due to supply side issue as we have achieved remote work enablement for almost 99% of our employees.

Large deal wins were healthy at $1.74 bn for Q1. This excludes the largest ever deal signed in Infosys’ history that we have closed in Q2. We won 15 large deals in Q1, out of which five deals were in Financial Services; three deals each in Retail, Energy Utilities Resources &

Services and Hi-Tech; and one deal in Manufacturing. Region wise, 13 were from Americas, and two were from Europe. Share of new deals was 19%.

From this quarter we will be disclosing voluntary attrition for IT services, the key monitorable for us. Voluntary attrition for IT services declined to 11.7% compared to 20.2% in Q1 last year. This is significantly lower than our comfort band of 14%-15%.

Let me talk about some broad themes that are playing out before I touch up on the segments.

-	Clients are looking at building resiliency in their operations, improving efficiency and cutting costs.
-	There is growing interest in remote workplace solutions, employee experience, cloud solutions and cyber security.
-	There is a growing acceptance that the pace of digitization must accelerate.
-	There is weakness in spending especially in the area of discretionary spend, as clients continue to focus on preserving cash and maintaining liquidity.

All these translate to

-	A deal pipeline which is robust with focus on cost takeout, digital transformation, captive takeover and vendor consolidation.
-	We are increasingly seen as a preferred partner for clients due to our focus on digital capabilities, differentiated localization strategy and improved geographical footprint.

Moving to the business segments.

Financial Services after an initial drop in early part of Q1 saw a faster recovery in business volumes and deals during the quarter, especially in the U.S. and APAC banking. Strength in the vertical was also driven by high levels of remote enablement for our employees in different geographies. We see some softness in the capital markets and cards & payment sectors. Likewise, near zero interest rates are also expected to affect profitability of banks. On the positive side, we had multiple deal signings in Q1. In early Q2 we signed the largest ever deal in Infosys’ history in this vertical.

Retail segment remains under pressure, with clients in non-grocery, apparels, lifestyle & fashion, restaurants, logistics segments seeing demand contraction and supply chain disruptions. Non-food, non-home and health CPG companies are also in similar turmoil. As the challenges persist, we see clients looking for opportunities to improve efficiency of their tech spend and we continue to see a robust pipeline of deals in this segment.

Performance in Communications segment stabilized on a sequential basis, although clients, especially in Media & Entertainment industry are under pressure due to weaker advertisement spend and cancellation of events. Network resilience and business continuity remain highest priority while companies are also investing in digital channels. We expect some delays in 5G rollouts due to COVID-19 related disruptions.

Energy, Utilities, Resources & Services vertical is seeing pressure due to lower activity in Energy and Resources segment. However, we have been wining deals in this segment and a continued strong pipeline makes us hopeful on the future prospects despite near term volatility.

Similarly, in Manufacturing, we have seen weak performance on a sequential basis due to demand, production and supply chain disruptions and this is expected to continue in near term. Auto & Aero sectors are majorly impacted with factory closures, delays and cancellations in aircraft purchases and so on. We however, remain encouraged by new account openings and a steady deal pipeline in this segment.

Our digital portfolio and prowess continue to grow. In the last quarter we have been rated as a leader in seven service-related capabilities across digital pentagon areas by industry analysts.

With that I will hand over to Nilanjan.

Nilanjan Roy

Good evening everyone. I hope all of you are well and healthy with your families and loved ones.

As we mentioned during the last quarter and elucidated by Salil and Pravin earlier, the company’s priorities during the quarter were focused on three key dimensions.

Firstly, ensuring that we continue to stay relevant to clients and meeting our delivery commitments whilst keeping the health and safety of employees as paramount. Revenues in Q1 were $3121 mn and grew 1.5% YoY in constant currency terms which is satisfying in the context of the larger economic crisis and competitive context.

Secondly, tight management of cost and cost control initiatives. This was a combination of a three-pronged approach which we adopted,

a)	cost avoidance measures like hiring freeze, reskilling bench talent to improve utilization etc. These measures are critical to avoid any margin deterioration in the quarter.
b)	short term discretionary cost cuts, some enforced by COVID like travel and other cuts on professional charges, marketing, rate negotiation with vendors etc.
c)	Our ongoing strategic cost levers of automation, pyramid, onsite mix and subcons.

Consequently, operating margins increased to 22.7% compared to 21.1% in Q4, an expansion of 160-basis points explained as follows:

70-basis points benefit from rupee depreciation offset by impact of revenue hedges and cross currency; 230-basis points benefit due to lower travel and visa costs; 110-basis points benefits due to lower SG&A costs as mentioned above. These were offset by 150-basis points headwind due to operational parameters like lower utilization, higher onsite mix and lower RPPs; and a 100-basis points increase in salary costs, including higher variable pay & others as we rewarded teams in the time of this crisis.

As you can see from the factors above, some of these are one time/temporary gains while others are long-term structural improvements.

The final priority during the quarter was focus on cash and liquidity in the midst of this crisis. FCF of $728 mn grew 50% YoY and was at a record high, supported by robust collections despite some increases due to client extension requests, government tax deferrals in some jurisdictions and tight capex control. FCF as a percentage of net profit was a creditable 130%.

While we aim to increase capital return to our shareholders, we continue to maintain a very strong, debt free and liquid balance sheet. Cash and investments at the end of Q1 were $3.8 bn excluding the $536 mn earmarked for dividend payouts made in early July.

Yield on cash balance declined to 6.11% in Q1 compared to 7.06% in Q4 due to declining interest rates in India. Q1 also marked the 20th consecutive quarter of positive forex income despite significant currency volatility globally.

Return on equity increased to 27.7% compared to 25.9% in Q4 20. EPS growth was 3.8% in US$ terms and 13.1% in rupee terms on a YoY basis.

Our margin aspiration in these stressed times is focused on resilience and stability and consequently our operating margin guidance remains unchanged as last year within the band of 21%-23%.

With that we can open up the call for questions.

Moderator

Thank you very much, we will now begin the question and answer session. The first question is from the line of Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

Thank you very much. I want to ask two questions if I could. The first question is on your revenue comments for the year. You just posted 1.5% YoY constant currency growth and you are talking about 0% to 2% for the year. It seemed to me that the economy is improving and the backdrop is improving, that growth would actually improve during the year but I just wanted to hear a little bit about the puts and takes that we should be thinking about over the next couple of quarters as it relates to revenues.

Salil Parekh

Thanks Keith, this is Salil. I will address that point on the revenue. What we saw as we came into the close of the quarter was good large deal wins that we shared at $1.7 bn and then we had the announcement yesterday about the strong partnership with Vanguard. And in addition we have seen, as we pivoted to the new needs of our clients, especially focused on the cloud area, or the area of cost efficiency and automation, or the area of consolidation, we could see some good traction in those areas. That gave us the confidence with respect to demand outlook and revenue. However, there is still the global medical situation playing out.

As I shared in my comments today, while the broad economic indicators in our major markets are more positive, we still do not have complete control on the medical situation in those markets or in India. Keeping all of those factors in mind, we first decided that it was time to reinstate guidance and second to clearly communicate that we were looking for growth this year. That is how we came to a view of 0% to 2% guidance in constant currency terms.

Keith Bachman

My follow-up question then is on workforce. And what I mean by that is, with the distribution of work, in the June quarter on-site mix was 28% and offshore was 72%, given this is an election year in the U.S., politics and visas will probably increasingly be an issue regardless of which party wins. How are you thinking about the distribution of work over the next 12 to 18 months that may or may not be related to visas, but I would think it is going to be harder, not easier. If you could talk about the distribution of work over the next 12 to 18 months and how you think about where work gets done.

Congratulations on a very strong quarter given the backdrop.

Salil Parekh

I will start with a specific set of comments and then Pravin may add a few thoughts on the work distribution. One of the things we put in place a couple of years ago or more, was an extreme focus on localization within the U.S. While we obviously had no inkling about the situation that has developed today, both with no travel in the crisis and the changing visa regulations, the fact that we recruit locally and we have a majority of our team in the U.S. that is local, we have a college recruitment program and a full pyramid, all of those helped us to mitigate these scenarios both on travel and on visa. Let me pause there and Pravin, if you want to add anything please.

Pravin Rao

Our onsite ratio has deteriorated just marginally as compared to Q4, it is at 28% and when we compare, about a year back it is better by 70 basis points than what it was in Q1 FY20. From that perspective, if you look back over several quarters, we have seen that the onsite ratio varies within a narrow band. Even when I look at on the deals that we have won, the nature of work distribution and solution for all the deal wins that we have had, we have always had a combination of onsite-offshore and we have not seen any significant difference. Obviously depending on the life cycle of the product there may be a need for a lot more onsite for particular part of the lifecycle and there are times when you can do significant work offshore. We don’t expect that to change. More importantly in dealing with the current pandemic, we have been able to do all functions - whether it is on-boarding, whether it is delivering on planned commitments without any loss of productivity, even selling as well has been done remotely. So in the new normal, our experience that we have learnt in various lifecycle activities will come to bear. Going forward, while we do not see any significant difference in the onsite offshore ratio, we will also probably see much more usage of remote ways of working. In that sense a good percentage of things can be worked anywhere wherever you have skill sets. It does not necessarily have to be in front of the client.

Moderator

Thank you. The next question is from the line of Diviya Nagarajan from UBS. Please go ahead.

Diviya Nagarajan

Thanks for taking my question and congratulations on a very strong execution in a very tough quarter. The guidance was also an unexpected surprise. I think you have already explained in great detail some of the factors that drove this. My question is how much of your wins this quarter according to you have come from share gains versus increased customer requirements on certain topics like digitalization and migration to the cloud that you addressed? That is question number one.

Question two to Pravin, I think you have disclosed that the voluntary attrition has come down and I do understand that you do not want to disclose involuntary, but could you talk about any employee realignment that you had in the quarter, specifically around what you had in terms of the excess employee bench during the quarter?

Salil Parekh

Thank you for those questions. On the first one, while I do not have specifics on the share gains, I think what we see for sure is, as we look around there is some distance we have found with the extreme work we have done in the work from home and service delivery that Pravin referenced earlier and we find more discussions with clients in engaging with us as we look at variety of options for their needs. We also see that our performance is stronger than what the industry analyst organizations have suggested for the industry and so we feel that could indicate a market share gain. Those are some of the factors we consider, but I do not have the specifics in terms of what we think with individual peers and so on. On the second part Pravin, over to you please.

Pravin Rao

Thanks Salil. Diviya just to add on the first part, one way to look at is, if you look at the large deals of $1.74 bn, 19% was net new. In some sense that has come at the expense of someone else, that is one way of looking at it. But again there will always be an element of new and existing and it is very difficult to carve out in any granular level what has come from taking share from peers.

On the attrition, as I said voluntary attrition is about 11.7% and we do not have any structured plan to let go people or anything. Being a high-performance company, will always have strong focus on performance and wherever people are not delivering, we will let them go. This happens periodically, once a year for some set of people and every six months for the other set of people. So we have not done anything differently from involuntary attrition perspective. Whatever practices that we followed historically, the same thing we have continued in this quarter as well.

Diviya Nagarajan

My last question is to Nilanjan. You have started the year with the top-end of guidance in terms of the margins. So, how should we think about the puts and takes for your full year band still being at 21% to 23%?

Nilanjan Roy

Yes, Diviya, so as we mentioned for us it is very important to show margin stability and resilience. This was also the theme we adopted last year when we said we want to shore up to 21% to 23% and that is the same guidance we are keeping. Of course, the start of the year has been at the higher end, but we know some of these costs may creep up in terms of things like promotion or compensation, visa and travel costs may open up once the pandemic subsides faster. So we still have things which are unknown. So for us it is more about the band in which we operate and to get stability and resilience around these numbers.

Diviya Nagarajan

Just a follow-up I kind of missed what the net new number that Pravin said, if you could clarify that and thanks again and have a good year.

Nilanjan Roy

We mentioned 19% Diviya.

Moderator

Thank you. The next question is from the line of Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

I was curious if you could differentiate between the trends in outsourcing related work, it sounds like some of the newer opportunities have more of an outsourcing deal to them relative to discretionary work, and then what are the implications for margins?

Salil Parekh

Let me start with my observations on that. What we see is more traction in what we have defined as our digital portfolio. Digital consists both of discretionary and multiyear contracts. We have not seen, at least at this stage a separation. Clearly some level of discretionary work in the quarter was slow and stopped especially earlier in April. But as we got through May, June, some of that started to come back. However, we have not seen a huge separation because there are new projects which are digital oriented, which are also discretionary because that is the traction we have. Equally there are new multi-year contracts which we start to see, which contain outsourcing like elements but which are focused on automation and efficiency. In terms of impact on margin, nothing more granular than that at least at this stage from us. The one point to reiterate, our digital portfolio margins are typically higher than the average of the company.

Edward Caso

My other question is if you could give some color on the pace of moving forward on the part of your clients, Europe versus the U.S., is one ahead of the other? And then maybe within Europe, differentiate between the United Kingdom and the continent.

Pravin Rao

Overall, if you notice in this quarter, we had a superior performance in Europe on a YoY basis, Europe grew by 4.4% on constant currency whereas North America was flattish. Even historically when we have looked at our past quarters performance, we have seen Europe performing relatively better. But from a sector perspective if we look at, from a Banking and Financial Services perspective, we are seeing a probably lot more traction in Americas and APAC at this stage than in Europe. Whereas in the most of the other sectors we are not seeing too much of difference between Europe or North America.

Moderator

The next question is from the line of Bryan Bergin from Cowen. Please go ahead.

Bryan Bergin

I wanted to ask on COVID-related engagements, contract tracing, remote enabled for clients. Was that a material contribution to large deal signings or Q1 revenue, and if so, can you give us a sense of how much that might be?

Salil Parekh

I think I understood the question was if COVID-related work which is contact tracing etc, if that is a material part? If that is the question, no it is not a material part. We are helping in some situations and scenarios. It is not a material part of our revenue in Q1.

Bryan Bergin

The second question I have, just work from home, how are clients thinking about long-term work from home, the model for services? So, in some of the large deals you won during the quarter, how was work from home accounted for? Are there any stated delivery mix factors being made in contracts or anything like that or is it too early to call there?

Salil Parekh

I will start off and Pravin will have some color to add to it. The way today that we are engaging with clients, we see clients are extremely comfortable to look at work from home scenarios in a different fashion. One is constrained to how the medical situation evolves and another is defined around what could the post medical scenario look like and what should be the work from home situation. So, we find a lot of flexibility in the clients, the way they are engaging with us in defining those situations. We even have a very useful example. In the U.S. in certain geographies, we have been able to do new work with clients where work from home enables us to deliver across the U.S. from different geographies to different client locations. So today they have a lot of flexibility. We do not have a sense how this will continue, but for now we see flexibility.

Bryan Bergin

Just last one, on your outlook for fiscal 2021, did you change anything in the process you take and how you typically arrive at guidance, particularly on revenue growth?

Salil Parekh

As you know we did not provide a guidance as we started Q1. Then we looked at this quarter, gained some experience and saw some traction, especially in the wins, and then there is a model for how things would look. There are some considerations which I should reiterate, that I shared in the opening comments. So, everything about the medical situation is not yet stabilized as you well know. And we try to take into account the stimulus and how we have seen some of our clients respond and our pipeline expand. But it still has some uncertainty which is obviously different from how the process is run in any other typical year.

Moderator

The next question is from the line of Parag Gupta from Morgan Stanley. Please go ahead.

Parag Gupta

Good evening everyone and thanks for taking the question and congratulations on a fantastic quarter. Salil, my first question was to you – it was kind of going back to the revenue guidance. While you just did explain a little bit on the process, but the question I had is that when we spoke at the end of the fourth quarter, you did mention as one of the reasons for not providing a guidance was uncertainties on the medical situation and primarily with respect to a second wave of infections, lockdowns either globally or in India. Now, given that that situation probably still kind of lingers, but you have provided a guidance. So does that mean that some part of the potential risks are built in to the lower end of the guidance or do you think that could pose downside risk if you see a big spike up in infections and lockdown globally as well. I wanted to clear on that front.

Salil Parekh

What we have tried to build in is, what we see as a situation today. We typically found both from the demand perspective how clients are working, and from a supply perspective, how we have enabled work from home. The environment has adapted to the way to work around within the medical crisis. It is not to say that if things have a step function different outcome, in either of those scenarios, we would not have to relook at things. But there is some level of understanding – not a complete understanding – of how to engage in it. As Pravin shared earlier that through our technology enablement, we are managing to enable over 99% of our employees to work from home. We are also able to add new employees into the company, we are able to do transitions, we are able to work with clients in sales situation that gives us some level of comfort to start to work in this environment. But of course, if there is a different kind of an unusual medical situation that arises, we would have to relook at things. But given where we are today, we felt it was a right thing to reinstate the guidance.

Parag Gupta

That is pretty clear and the other bit was on BFSI. Again you did mention in the previous earnings call that while banking is holding up right now, there is a possibility of loan loss defaults or credit card defaults later in the year. I wanted to understand, based on the conversations you are having with your customers and potential customers, are you seeing some of those risks subside given the stimulus measures or do you still see a fair chance of some of these risks are coming to the fore in the next few quarters?

Salil Parekh

My sense is those risks are still there. As I looked at some of the provisions that couple of the large banks have taken in the last few days, for their Q2 numbers, at least the money center banks in the U.S. market, you can see that they have expanded those set of provisions, which would mean that they see something of that nature possibly in the future quarters. We have not seen anything in discussions. It is more modeling implication of some of the analysis that our leadership in financial services have done that would give us a view that there is a possibility of those things, may be over the next few quarters. We do not have a sense of the timing, but that still is in the background.

Moderator

The next question is from the line of Moshe Katri from Wedbush. Please go ahead.

Moshe Katri

Thanks for taking my question and congrats on the performance for the quarter. Two questions, first, appreciate the guidance for the year of 0% to 2% constant currency growth. How do you suggest modeling the quarters down the road for the next two, three quarters? And then you indicated that the pipeline looks pretty strong. Can we get some color in terms of where we are seeing some of the demand coming through the pipeline?

Salil Parekh

Moshe, as you know we do not provide specific quarterly guidance in the way we look at revenue or margin, so I do not have simple answer for that. We do have a sense around the full year, but we do not provide the guidance quarterly.

On the pipeline, we see good traction in some of these newer areas which relate to cloud or digital. There is a lot of discussions on cost efficiency and automation, cyber security, workplace transformation. Our leadership team has built a new set of offerings which are more tailored for this environment and we see traction of those offerings with our clients, and we see possibility of some consolidation opportunities. So those are the sort of things we think will be more in the mix in the coming quarters.

Moshe Katri

Just follow on for the pipeline question. If I am looking at the entire pipeline of business, is there a way to quantify which portion is actually coming in from renewals versus new logos?

Salil Parekh

We do have that view internally, but unfortunately we do not share that information externally.

Moderator

The next question is from the line of Sudheer Guntupalli from Motilal Oswal Financial. Please go ahead.

Sudheer Guntupalli

Good evening gentlemen. Congratulations on a great performance. My first question is to Salil. I am sure you would have seen the performance of some of your competitors and had done some competitor benchmarking. Of course, their performance was also very resilient, given the current context. However, Infosys seems to be a few miles ahead on multiple counts in this quarter. So if you take a step back and introspect, what do you think are the underlying factors that have driven this delta? Is it merely a function of the differential portfolio mix or something else? I would like to know your thoughts on this.

Salil Parekh

Thanks for that question. I think there are a few good factors that we can think of. One of course the fundamental – we have an extremely strong franchise been built over the years and that resilience is coming through quite nicely now. First one of the points Pravin mentioned, there was an extreme focus on ensuring clients service delivery and employee safety and that we move faster. In fact, we have a small business in China, and we learnt from how that situation developed, which was couple of months earlier, and that gave us a little bit of time advantage to put things in place a little bit faster. Then our technology infrastructure which enabled work from home, made a significant difference. Second, we pivoted, I think quite quickly, to the new needs, to the new sales opportunities and that has given us a good traction and even the pipeline expansion in the quarter. The third, we have had a good focus on the way we built our digital capabilities, and that as you can see, is getting more and more traction in this environment with clients. And fourth, the approach we put in place for localization a few years ago where we built a completely new business model, recruiting from colleges, building digital centres in Europe and US and hiring locally, that has helped us manage a little bit better with the travel and the upcoming visa changes and so on. So those are some of the factors, I am sure, there might be others, at least those come to mind.

Sudheer Guntupalli

Thanks for that answer. It looks like pricing and cash collections have not been a big problem so far. So, do you see the worst on these variables to be completely behind by this quarter or can some of it actually show up in the subsequent quarters. What are your expectations on that?

Nilanjan Roy

So, as we mentioned we have seen some pricing pressures and some requests from clients for extended payment terms and that is normal in these times. We have a longstanding relationship with these clients over the years and it is very important for us to continue working with these clients when they need it. It is difficult to predict the future how it goes, because a lot of it has to do with what is the impact of the crisis on the clients going forward. Like we said that we will continue to work with them, and we have a strong balance sheet as well, so that makes us more confident of where we are.

Moderator

Thank you. The next question is from the line of James Friedman from Susquehanna. Please go ahead.

James Friedman

Many congratulations. I just wanted to ask, Pravin, in your prepared remarks you mentioned that there was some modest supply chain impact from disruption to the revenue. I was wondering if you could help us quantify that or give us some additional characterization in the supply chain impact.

And then as a follow-up, Pravin, in an answer to a previous question, I think that you had responded about the relative growth in the BFS sector between Europe and the U.S., but it was a little hard for me to hear. If you could just repeat that one. So, the first on the supply chain and the second on the Banking. Thank you.

Pravin Rao

On the supply chain what we said is if we look at the revenue impact on a QoQ basis – constant currency 2% de-growth, less than 10% could be attributed to supply issues, 90% or more was demand issues. So it was significantly lower than what we had seen in the last quarter. And as Salil mentioned today, we have more than 99% of the people enabled to work from home and the percentage of people required to work from offices due to client requirement has also come down dramatically. So, we are doing good there.

Second one, on BFSI – overall at the beginning of the quarter there were some concerns. We had seen some drop initially but as the quarter progressed, we started seeing fast recovery in business volumes and deals during the quarter. This was particularly in US and APAC. On the negative side, we continue to see some softness in the capital markets and cards & payment sector. Similarly like it was discussed in this call, the near zero interest rates could also impact profitability of banks and it could potentially have some bearing on the tech spending. But on the positive side, we have seen multiple deal signings, in fact out of the 15 large deals that we won in Q1, five were from the BFSI space and in early part of Q2 we saw the Vanguard deal as well. So, net-net it is a mixed thing, but given the increased volume that we have seen coming back early in the quarter and latter part, and large deal wins, we remain optimistic about this sector.

Moderator

Thank you. The next question is from the line of Ankur Rudra from JP Morgan. Please go ahead.

Ankur Rudra

Thank you, and great execution and thank you for the resumption of guidance. Could you elaborate, as you went through the quarter, which parts of the business surprised you positively and negatively in terms of signings and execution, maybe in terms of industries, geographies or services?

Salil Parekh

Thanks Ankur for the question. The view in terms of the signings or execution, as the quarter progressed, we saw more and more positivity actually across the sectors. We saw a little bit of positive action even in some of the sectors that were significantly impacted earlier in the quarter. Overall, as you saw sectors like Manufacturing, Retail were still quite difficult in the quarter. And then, of course, what we saw in Hi-Tech is extremely strong in this market and Pravin shared some views in an earlier discussion. Nilanjan also shared some views on that. We think there is a set of resilience, which comes from a lot of spend which is geared toward companies executing more digital work, more cloud work, more work on cyber and data. And those are the sort of things that looked positive as the quarter progressed.

Ankur Rudra

And on that note, if I could dig a bit deeper, it has been two-and-a-half years since you have scoped out the focus toward digital services through your Digital Pentagon and your investments towards that in the last few years. How is demand changing due to the pandemic in parts of your digital portfolio? Are there areas where you are seeing a lot more success and areas where you are lighter and have scope for bulking up in the direction of the new demand?

Salil Parekh

If I understood the question, there are definitely areas, for example cloud which is growing even faster than our overall digital business. Cyber security is good. All of the digital areas we are finding to be in good shape today, but some like cloud are expanding even faster.

Ankur Rudra

On the second part of the question Salil was are there any areas where you think you have been lighter, in terms of where the demand is going, where you may look to bulk up in future?

Salil Parekh

I don't know if we are lighter, but in a sense, you have seen at least two of the acquisitions we have done have been with SaaS cloud services players in the last 12 months. We think there is more of it that we can do, where in a sense we are not lighter, but we see the demand in a very good position. So, we will look to see how we can add to such capacity. On most of the areas in that Pentagon, we have ideas and open discussions and if a lot of those things mesh up well – pricing, culture, etc., then we are looking to do some more additions.

Ankur Rudra

Just a last question for Nilanjan. Nilanjan, you have highlighted the margin walk for the quarter. I just wanted to get a sense of, we are clearly at the upper end of the guidance, so I know you have highlighted some of the areas with potential downside. How do you think about the need to balance investments outside of maybe promotions coming ahead as we look for growth, not just for this year but also for the next year?

Nilanjan Roy

As the year progresses, we will take a structured view of how the market is operating, what we need to do to be competitive because a lot of this is also driven by the competitive context and therefore we will take some of these calls as the year progresses. I think the investments, which are very, very critical are we continue doing reskilling of our talent. So, at this time when bench was higher, a tremendous amount of reskilling of people was done looking at new digital skills. Those are the kind of investments we continue to do, because in the long run, sustainable advantage will only come as we create that differentiation with competition.

Moderator

Thank you. The next question is from the line of Rod Bourgeois from DeepDive Equity. Please go ahead.

Rod Bourgeois

Congratulations on the execution in this environment. Related to that, as you look at the longer term concerning your work from home percentage, are you able to share a view at this point on where you think the long-term plan will be in terms of how many employees will be working from home? And then the follow-up to that, can you give us a sense of the structural margin benefit that you receive based on the percentages of your staff that is working from home?

Pravin Rao

Overall from our perspective, we are really looking at a hybrid model, where people should have ability to work from home or work from office in a seamless manner. There may be set of people who are at times working from office, at times working from home. So, in our mind, it is immature to attribute some percentage to it, because a lot of things depend on the nature of work, client comfort and things like that. Our endeavor has been to make sure that we build in enough systems, processes, tools and capabilities, where we can seamlessly switch. Also right now, what we have seen is technologically we are able to deliver good quality without compromising on service levels or quality to the clients. But in the long run, we really need to figure out how we will continue to engage with employees when they are working in a remote manner. We have already seen many people have adopted well, some people do have stress levels and other things, how do you deal with that. More importantly, for new people coming on board, how do you inculcate your values and culture. So there are a lot of unanswered questions.

The easy part is the technology thing which we have solved but there are lot of unanswered questions and there will be a lot of learning as this evolves. From our perspective, we are making sure that we have a flexible model and we continue to evolve and learn from feedback that we have seen and continue to invest in this model. At this stage, we are not really venturing into hazarding a guess on how much will be working from office and how much will be working from home.

Nilanjan Roy

On your question on margins, in this quarter, we have said, the benefit on margins from lower travel and visa cost is about 230 basis points and that is the biggest impact. We will, of course, have to see as the world opens up in terms of travel and people are back, taking flights, etc., meeting clients. That we will have to see in the new normal. But on a long-term basis, going from the work from home, again this has to be played out. Yes, at one end, you may see some benefits on the facilities costs etc., but at the same time, you have to invest in facilities in terms of social distancing, you have to invest in communication costs as people work from home, you will have to invest in more cyber security, bandwidth. It is going to be a mixed bag in terms of what comes out of this. And as Pravin mentioned, it is also something about a hybrid model of work from home. It is not that the entire population will be working from home or a certain percentage is going to be hybrid with office and work. So, we will have to see how that plays itself out.

Moderator

Thank you. Ladies and gentlemen that was the last question for today. I now hand the conference over to the management for closing comments.

Sandeep Mahindroo

I would like to pass on to Salil for his closing comments. Over to Salil please.

Salil Parekh

Thanks, Sandeep. Thank you everyone for joining the call and for your questions. We are really delighted with the results that we have had in Q1. We see extremely strong client relationships, good affirmation of what we have done, very good work from home and client service delivery activities that Pravin shared with you. A strong continued focus on cash and collections that Nilanjan shared with you and a real pivot to what our clients are looking for in the new environment in terms of cloud, digital, consolidation, cost & efficiency and automation. With all of those, we feel we are in a good position. Of course, there are uncertainties as we go forward. When we see from the experience we have had in Q1, we stand to see this financial year in a somewhat better light. Thank you everyone for joining the call. Take care and stay safe.

Moderator

Thank you very much members of the management. Ladies and gentlemen on behalf of Infosys that concludes this conference. Thank you for joining us and you may now disconnect your lines.